Exhibit (a)(5)(H)

Sanofi-aventis Commences Tender Offer for all Outstanding Shares of Chattem, Inc.

Paris, France - January 11, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today the commencement of a tender offer through its wholly-owned subsidiary, River Acquisition Corp., for all outstanding shares of common stock of Chattem, Inc. (NASDAQ: CHTT) for $93.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made pursuant to an Offer to Purchase, dated January 11, 2010, and in connection with the previously announced Agreement and Plan of Merger, dated December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 8, 2010, unless the tender offer is extended. The tender offer is conditioned on the tender of a majority of Chattem’s shares calculated on a fully-diluted basis (as defined in the Agreement and Plan of Merger), as well as the receipt of certain regulatory approvals and other customary closing conditions. Following the successful completion of the tender offer, sanofi-aventis’ wholly-owned subsidiary, River Acquisition Corp., will merge with and into Chattem and the outstanding Chattem shares not tendered in the tender offer will be converted into the right to receive the same $93.50 per share in cash paid in the tender offer.

The transaction is a significant milestone in sanofi-aventis’ transformational strategy. By strengthening its presence in the U.S. consumer healthcare market, which represents 25 percent of the current worldwide opportunity, sanofi-aventis is further securing its position as a global, integrated healthcare company and building a significant platform for future growth.

Today, sanofi-aventis will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer. Chattem will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Chattem’s Board of Directors that Chattem shareholders accept the tender offer and tender their shares to sanofi-aventis pursuant to the tender offer. As previously disclosed, Chattem’s Board of Directors has unanimously approved the transaction.

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A., c/o Voluntary Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc. or by calling toll-free at (800) 322-2885.

Forward Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Important Additional Information: This release is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, filed by River Acquisition Corp. and sanofi-aventis with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2010. Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem will mail these documents to all Chattem shareholders of record. These documents, as they may be amended from time to time, contain important information about the tender offer and Chattem shareholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

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